SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Xura, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98420V107

(CUSIP Number)

August 6, 2015/May 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Access Media, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Access Media GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[2]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Access Media (US), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[3]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [4]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[4]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [5]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[5]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [6]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[6]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

1	NAMES OF REPORTING PERSONS Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [7]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[7]	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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CUSIP No. 98420V107

Item 1.

(a)	Name of Issuer:

Xura, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

200 Quannapowitt Parkway

Wakefield, MA 01880

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Access Filers”):

Access Media, L.P.

Access Media GP, L.P.

Access Media (US), LLC

Access Industries Holdings LLC

Access Industries, LLC

Access Industries Management, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence

Access Media, L.P.

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Media GP, L.P.

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Media (US), LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Industries Holdings LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

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Access Industries, LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Access Industries Management, LLC

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

Len Blavatnik

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, NY 10019

(c)	Citizenship:

Access Media, L.P. is a partnership organized under the laws of the Cayman Islands.

Access Media GP, L.P. is a partnership organized under the laws of the Cayman Islands.

Access Media (US), LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries, LLC is a limited liability company organized under the laws of the State of Delaware.

Access Industries Management, LLC is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

98420V107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)     ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)     ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

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(d)     ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)     ☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)     ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)     ☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)     ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)     ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

Access Media, L.P. (“AM LP”) received 1,684,086 shares of common stock of the Issuer (formerly known as Comverse, Inc.) on August 6, 2015 as partial consideration in connection with the Issuer’s acquisition of Acision Global Limited, which represented 6.7% of the Issuer’s shares of common stock. *

AM LP held the 1,684,086 shares of common stock of the Issuer directly. Each of Access Media GP, L.P. (“AM GP”), Access Media (US), LLC (“AM LLC”), Access Industries Holdings LLC (“AIH LLC”), Access Industries, LLC (“AI LLC”), Access Industries Management, LLC (“AIM LLC”) and Len Blavatnik may have been deemed to beneficially own the 1,684,086 shares of common stock of the Issuer held directly by AM LP. AM GP is the general partner of AM LP and, as such, may have been deemed to share voting and investment power over the shares of common stock of the Issuer deemed beneficially owned by AM LP. AM LLC is the general partner of AM GP and, as such, may have been deemed to share voting and investment power over the shares of common stock of the Issuer deemed beneficially owned by AM LP and AM GP. AIH LLC controls AM LLC and, as such, may have been deemed to share voting and investment power over the shares of common stock of the Issuer deemed beneficially owned by AM LP, AM GP and AM LLC. AI LLC holds a majority of the outstanding voting interests in AIH LLC and, as a result, may have been deemed to share voting and investment power over the the shares of common stock of the Issuer deemed beneficially owned by AM LP, AM GP, AM LLC and AIH LLC. AIM LLC controls AIH LLC and AI LLC, and, as such, may have been deemed to share voting and investment power over the

*

Based on 25,058,741 outstanding shares of common stock as of August 31, 2015 as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended July 31, 2015, filed with the Securities and Exchange Commission on September 9, 2015.

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shares of common stock of the Issuer deemed beneficially owned by AM LP, AM GP, AM LLC, AIH LLC and AI LLC. Mr. Blavatnik controls AIM LLC and a majority of the outstanding voting interests in AI LLC and, as such, may have been deemed to share voting and investment power over the shares of common stock of the Issuer deemed beneficially owned by AM LP, AM GP, AM LLC, AIH LLC, AI LLC and AIM LLC. Each of AM GP, AM LLC, AIH LLC, AI LLC, AIM LLC and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AM LP, disclaimed beneficial ownership of the shares held by AM LP.

On May 27, 2016, AM LP sold all 1,684,086 shares of common stock of the Issuer and the Access Filers no longer beneficially own any shares of common stock of the Issuer.

(b)	Percent of class:

0% †

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition:

0

(iv) Shared power to dispose or to direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

†	Based on 25,018,539 outstanding shares of common stock as of May 17, 2016 as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, filed with the Securities and Exchange Commission on May 23, 2016.

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Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2016

ACCESS MEDIA, L.P.	By: Access Media GP, L.P., its General Partner By: Access Media (US), LLC, its General Partner By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS MEDIA GP, L.P.	By: Access Media (US), LLC, its General Partner By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS MEDIA (US), LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

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ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President
Name/Title

*
Signature

Len Blavatnik
Name

*	The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact

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